

March 7, 2011

Patricia Gruden
Interim Chief Financial Officer
Nuvilex, Inc.
1907 N Underwood Ct
Payson, AZ 85541

>   **Re: Nuvilex, Inc.**
>   **Item 4.02 Form 8-K/A**
>   **Filed March 2, 2011**
>   **File No. 333-68008**

Dear Ms. Gruden:

We have reviewed your filing as well as your March 2, 2011 response to our February 2, 2011 letter and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02

1. Please refer to your response to comment one and your revised disclosures. Please revise your disclosure to clarify the name of the independent accounting firm that advised you of the need for the restatements. Please include additional disclosure to clarify the nature of the error in the application of the purchase method.   Please disclose a description of the information provided by the auditors related to the error.

2. Please clarify in your disclosure whether the restatements for the quarter ended January 31, 2010 have been filed.

3. Please obtain and file an updated Exhibit 16 letter from your independent accountant with a specific statement added regarding whether they agree with the statements made by the company in the Item 4.02 Form 8-K. Refer to Item 4.02(c) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant